FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company
Western Wind Energy Corp. (the "Issuer") 632 Foster Avenue Coquitlam, British Columbia V3J 2L7

Item 2.	Date of Material Change
November 13, 2006
Item 3.	News Release
The Issuer issued a press release dated November 13, 2006. The press release was disseminated through Market News and Stockwatch.
Item 4.	Summary of Material Change
The Issuer announced that it has acquired a right of way lease for 19,051 contiguous acres from the Bureau of Land Management, Department of the Interior in the southwestern United States.
The Issuer also announced that it has negotiated a two year convertible debenture for US$600,000.
Item 5.	Full Description of Material Change

The Issuer announced that it has acquired a right of way lease for 19,051 contiguous acres from the Bureau of Land Management, Department of the Interior in the southwestern United States. The right of way lease entitles the Issuer to test, evaluate and develop suitable sites for the production of electricity derived from wind energy facilities.

The Issuer also announced that it has negotiated a two year convertible debenture for US$600,000 from the spouse of a director of the Issuer, the proceeds from which will be used for a down payment for the acquisition of the right of way lease described above. The convertible debenture carries an interest rate of LIBOR plus 5.98%, payable monthly. The convertible debenture is convertible, at the sole option of the lender, into units of the Issuer at a conversion price of CDN$1.07 per unit, each unit comprised of one common share and one share purchase warrant. The warrants will be exercisable at a price of CDN$1.07 per share for a period of two years from the date of issuance of the convertible debenture. The Issuer has also agreed to pay a bonus of 158,000 common shares at a deemed price of CDN$0.86 per share to the lender. The transaction is subject to regulatory approval.

See the attached news release.
Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
Not applicable
Item 7.	Omitted Information
No information has been omitted on the basis that it is confidential information.
Item 8.	Executive Officer
To obtain further information contact Jeffrey J. Ciachurski, the Chief Executive Officer of the Issuer, at 604-839-4192.
Item 9.	Date of Report
November 16, 2006